December 22, 2014
VIA EDGAR AND HAND DELIVERY

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Coeur Mining, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 26, 2014
File No. 001-08641
Dear Ms. Jenkins:
On behalf of Coeur Mining, Inc. (the “Company”), this letter responds to your letter, dated December 11, 2014 (the “Comment Letter”), regarding the above-referenced Annual Report on Form 10‑K for the year ended December 31, 2013 (the “Annual Report”), filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2014. Each comment of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type.

Form 10-K for the Year Ended December 31, 2013

General

1.
We note your response to comments 4 and 5 stating your newly-designated royalty segment asset values and revenues are limited in nature, and you believe your property descriptions and consolidated royalty revenue disclosures are appropriate when compared to your total mining operations. In addition, you state that the absence of production results, which form the basis for your royalty revenues, is appropriate when compared to your total revenues. In future filings, if true, please clearly state your royalty segment assets and revenues are not material to your company.

The Company confirms that it will state in future filings, if true, that royalty assets and related revenues included in its Coeur Capital segment are not material to the Company.

Coeur Mining, Inc. | 104 S. Michigan Ave., Suite 900 | Chicago, Illinois 60603 | t: 312-489-5843 | f: 312-489-5897 | www.coeur.com

Form 10-Q for the Quarter Ended June 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations Highlights - Three months Ended June 30, 2014, page 31

2.
We note from your response to our prior comment 7 that you did not consider the results of the La Preciosa feasibility study to be a triggering event for the purpose of assessing impairment at June 30, 2014. We also note from disclosures in your Form 8-K filed on July 30, 2014 that:

•
the 2014 Feasibility Study reported a decrease in the after-tax NPV, estimated initial mine life, silver/gold recovery rate and total silver/gold production compared to your July 2013 Preliminary Economic Assessment;

•	the after-tax NPV calculated in your Feasibility Study appears to be below the carrying value of your La Preciosa assets; and

•	since your acquisition of La Preciosa, precious metals prices have decreased and Mexico has increased the taxes on precious metals mines.

Please tell us how you considered these findings and developments in your evaluation of the triggering events for purpose of assessing impairment at June 30, 2014. Provide us your analysis explaining the factors considered including any mitigating factors and the basis for your conclusion. Refer to FASB ASC 360-10-35-21, 35-21(b) and 35-21(c) for further guidance.

The Company acquired the La Preciosa exploration property in April 2013, which had no proven and probable reserves, to add what it considered “a large-scale development opportunity with significant exploration upside.” At the date of acquisition, and each subsequent reporting period prior to the 2014 Feasibility Study, the Company’s estimated project fair value was based solely on non-reserve mineralized material and related value beyond proven and probable reserves. The Company conducted the 2014 Feasibility Study to reclassify, to the extent appropriate, non-reserve mineralized material to proven and probable reserves and determine whether an immediate positive development decision was feasible at spot metal prices.

The 2014 Feasibility Study confirmed that the La Preciosa project is a commercially mineable deposit (development opportunity) resulting in an initial declaration of approximately 126 million silver ounces and 209,000 gold ounces in proven and probable reserves. However, in light of its disciplined capital deployment philosophy and commitment to retaining a flexible, liquid balance sheet, the Company did not immediately begin construction activities upon completion of the study. As noted in our disclosures on Form 8-K dated July 30, 2014, the Company intends to complete additional exploration and reserve conversion activity by the first half of 2015.

The decrease in the after-tax NPV, estimated initial mine life, silver/gold recovery rates and total silver/gold production in the 2014 Feasibility Study compared to the July 2013 Preliminary Economic Assessment noted above is primarily due to the exclusion of non-reserve mineralized material from the 2014 Feasibility Study valuation, lower silver and gold price assumptions and higher taxes by Mexican tax authorities. Although the 2014 Feasibility Study valuation did not account for non-reserve mineralized material, the Company’s successful exploration and project evaluation efforts

Coeur Mining, Inc. | 104 S. Michigan Ave., Suite 900 | Chicago, Illinois 60603 | t: 312-489-5843 | f: 312-489-5897 | www.coeur.com

continue to identify non-reserve mineralized material. Such mineralized material indicates value beyond proven and probable reserves.

In determining whether there was a triggering event at June 30, 2014, the Company considered the results of the 2014 Feasibility Study valuation (including all negative factors noted above) and the project’s estimated value beyond proven and probable reserves and determined that the project’s expected returns at June 30, 2014 were greater than the indicated returns from the 2013 Preliminary Economic Assessment. We therefore concluded that no triggering event had occurred at June 30, 2014, and in accordance with FASB ASC 360, no further impairment testing was required.

Given the nature of the 2014 Feasibility Study, and readily available life of mine cash flows, the Company determined the project’s estimated undiscounted cash flows exceeded the Company’s carrying value of the La Preciosa project at June 30, 2014. Therefore, had the Company considered the 2014 Feasibility Study or any related factors to be a triggering event, the carrying value of the long-lived La Preciosa assets were recoverable and no impairment would have been required at June 30, 2014.
*    *    *
The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be pleased to address any further Staff comments or questions related to the above matters. If the Staff wishes to discuss this letter at any time, please do not hesitate to contact Casey Nault, Vice President, General Counsel and Secretary at (312) 489-5846 or Mark Spurbeck, Vice President, Finance at (312) 489-5863.

Very truly yours,

/s/ PETER C. MITCHELL
Peter C. Mitchell
Senior Vice President and Chief Financial Officer

cc:	Mitchell J. Krebs, President and Chief Executive Officer
Casey M. Nault, Vice President, General Counsel and Secretary
Mark Spurbeck, Vice President, Finance
Andrew L. Fabens, Gibson, Dunn & Crutcher LLP

Coeur Mining, Inc. | 104 S. Michigan Ave., Suite 900 | Chicago, Illinois 60603 | t: 312-489-5843 | f: 312-489-5897 | www.coeur.com